October 28, 2014

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Deborah Skeens

100 F Street, N.E.

Washington, D.C. 20549

Re:	Credit Suisse Opportunity Funds
Post-Effective Amendment No. 59 to Registration Statement on Form N-1A
Securities Act File No. 33-92982
Investment Company Act File No. 811-9054

Dear Ms. Skeens:

This letter responds to comments on the above-referenced Post-Effective Amendment (the “Amendment”) that you provided in a telephone conversation with the undersigned and Jessica Herlihy on October 1, 2014.  The Amendment contains the Prospectus and Statement of Additional Information for the Credit Suisse Managed Futures Strategy Fund and the Credit Suisse Multialternative Strategy Fund (the “Funds”), each a series of Credit Suisse Opportunity Funds (the “Registrant”).

For your convenience, the substance of those comments has been restated below.  The Registrant’s responses to each comment are set out immediately under the restated comment.  Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

Prospectus

Comment No. 1:                                                     Please confirm that all missing information (e.g., information relating to the fee waiver agreement) will be included in a post-effective amendment.

Response:                                                                                        The Registrant confirms that all missing information will included in a post-effective amendment.

Comment No. 2:                                                     Since the Credit Suisse Managed Futures Strategy Fund’s investment objective references the Credit Suisse Managed Futures Liquid Index, please include a brief description of the

NEW YORK    WASHINGTON, DC    PARIS    LONDON    MILAN    ROME    FRANKFURT    BRUSSELS

Index in the section entitled “Credit Suisse Managed Futures Strategy Fund — Summary — Principal Investment Strategies.”

Response:                                                                                        The investment objective of the Credit Suisse Managed Futures Strategy Fund has been revised and no longer references the Credit Suisse Managed Futures Liquid Index.  Accordingly, the Registrant has not made the requested change.

Comment No. 3:                                                     In the fee table of each Fund, please disclose the amount of the limited deferred sales charge on Class A shares in the body of the table rather than the footnote.

Response:                                                                                        The Registrant respectfully declines to take this comment, as it believes the current disclosure in footnote (1) to the fee table regarding the limited deferred sales charge is informative of the existence of such sales charge.

Comment No. 4:                                                     In the footnote to the fee table of the Credit Suisse Managed Futures Strategy Fund, please specify which expenses are excluded from the expense limitation contract or where they can be found in the Registration Statement. If they are consistent with those of the Credit Suisse Multialternative Strategy Fund, please revise the footnotes for consistency.

Response:                                                                                        The Registrant has revised the footnote in each table to state, in pertinent part, “(excluding certain expenses as described under More About the Funds — The Management Firms)”.

Comment No. 5:                                                     Please confirm supplementally that the expense limitation agreement will be in place for at least one year from the date of the prospectus and please file the agreement as an exhibit to the next filing for the Fund.

Response:                                                                                        The Registrant confirms that the expense limitation agreement will be in place for at least one year from the date of the prospectus and will file the agreement as an exhibit to its next filing relating to the Fund.

Comment No. 6:                                                     Please confirm the 0% portfolio turnover rate for the Credit Suisse Managed Futures Strategy Fund.

Response:                                                                                        The above-referenced portfolio turnover rate is confirmed.

Comment No. 7:                                                     Since the Funds may implement their strategies through the use of derivatives, please consider the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010.

Response:                                                                                        The Registrant considered the Staff observations concerning derivatives disclosure set forth in the letter from Barry D. Miller and believes that its disclosure is consistent with such guidance.

Comment No. 8:                                                     Please explain why the benchmark for each Fund is broad-based.

Response:                                                                                        The Credit Suisse Managed Futures Liquid Index and the Credit Suisse Hedge Fund Index serve as appropriate broad-based benchmarks for the Credit Suisse Managed Futures Strategy Fund and the Credit Suisse Multialternative Strategy Fund, respectively, because there are sufficient components in each index to qualify them as broad-based. The Credit Suisse Managed Futures Liquid Index aims to gain broad exposure to a managed futures strategy using a quantitative methodology to invest in a liquid set of futures and commodity index products.  The Credit Suisse Hedge Fund Index is a widely recognized asset-weighted benchmark that measures hedge fund performance.

Comment No. 9:                                                     Please clarify the fee table for the Credit Suisse Multialternative Strategy Fund by confirming that “Dividends on short sales (dividends paid to lenders on borrowed securities)” and “All other expenses” are indented under “Other expenses,” and include a subtotal of “Other expenses.”

Response:                                                                                        The Registrant confirms that the typeset version of the filing will indent “Dividends on short sales (dividends paid to lenders on borrowed securities)” and “All other expenses.”  The Registrant will include a subtotal of “Other expenses.”

Comment No. 10:                                              The Credit Suisse Multialternative Strategy Fund’s Principal Investment Strategies section states that the Fund may employ strategies involving fixed income, options and repurchase agreements.  Please add risk factors for such types of investments.

Response:                                                                                        The Registrant has added a risk factor disclosing fixed income risk.  The Registrant does not intend to use options and repurchase agreements in its principal strategies, and therefore has included “Options Risk” and “Repurchase Agreements Risk” as non-principal risks for the Fund under the heading “Risk Factors” in the Prospectus.

Comment No. 11:                                              Please disclose that the Credit Suisse Multialternative Strategy Fund is non-diversified in the Principal Investment Strategies Section.

Response:                                                                                        The Registrant has added disclosure under “Principal Investment Strategies” stating that the Credit Suisse Multialternative Strategy Fund is non-diversified.

Comment No. 12:                                              Please confirm that the indexes listed in the “Average Annual Total Returns” table of the Credit Suisse Multialternative Strategy Fund reflect no deductions for fees and expenses.

Response:                                                                                        The Registrant confirms that the returns for the above-referenced indexes reflect no deductions for fees, expenses or taxes.

Comment No. 13:                                              Please include a brief description of the Credit Suisse Liquid Alternative Beta Index in the “Principal Investment Strategies” section of the Credit Suisse Multialternative Strategy Fund.

Response:                                                                                        The Registrant respectfully declines to take this comment, as the Credit Suisse Liquid Alternative Beta Index is not referenced in the disclosure relating to the Fund’s investment objective or principal investment strategies.

The Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)          the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)          Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

(c)           the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck
Elliot J. Gluck

Enclosures

cc:                                Joanne Doldo, Esq., Credit Suisse Asset Management, LLC